UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of March 2002
                                           -----------

                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

              110 avenue Principale, Rouyn-Noranda, Quebec J9X 4P2
              ----------------------------------------------------
                    (Address of principal executive offices)

1. On March 22, 2002, Richmont Mines Inc. issued a News Release regarding its notice of intention to make a ((normal course issuer bid)) to purchase outstanding shares of its common shares through the facilities of the Toronto Stock Exchange. This report is filed solely for the purpose of filing a copy of the press release attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F xxx Form 40-F
                                      ---
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No xxx
   ---      ---

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Richmont Mines Inc. -- SEC File No. 0-28816
                  -------------------------------------------
                                  (Registrant)


Date 03/22/02            By    /s/ Jean-Yves Laliberte
                              ------------------------------------------------
                               Jean-Yves Laliberte, Vice-President, Finance



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RICHMONT



                                                             MINES RICHMONT INC.

                                                          110, avenue Principale
                                                               Rouyn-Noranda, QC
                                                                 J9X 4P2, CANADA
                                                           Tel. : (819) 797-2465
                                                         Telec. : (819) 797-0166
                                                          www.richmont-mines.com

                                  NEWS RELEASE


MONTREAL, MARCH 22, 2002 - Richmont Mines Inc. announces that The Toronto Stock Exchange has accepted Richmont's notice of intention to make a "normal course issuer bid" to purchase outstanding common shares through the facilities of The Toronto Stock Exchange. Up to 750,000 common shares of the Company, representing approximately 5% of the 15,101,200 issued and outstanding common shares on March 18, 2002, may be purchased under the bid. The purchase may commence on March 26, 2002 and extend to March 25, 2003.

In the opinion of Management of the Company, this normal course issuer bid is justified by the fact that the common shares might be undervalued on the market from time to time in regards to the Company's financial position and future prospects and that the purchase thereof by the Company is an appropriate use of the funds of the Company. During the twelve months preceding this normal course issuer bid, the Company has not purchased any common shares under a previous normal course issuer bid.

All the common shares acquired under the bid will be purchased through the facilities of The Toronto Stock Exchange in accordance with its rules and by-laws. All such acquired common shares will automatically be cancelled. Consideration for shares purchased will be the market price for such shares at the time of the acquisition.

To the knowledge of the Company, none of the directors, officers or other insiders offer to sell common shares during the term of the issuer bid and, in no circumstances whatsoever, will the benefits received by an insider during this period differ from those received by any other shareholder.




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Richmont  Mines  is a gold  producer  active  in  Quebec  and  in  Newfoundland.
Production for 2001 was 73,344 ounces of gold at a cash cost of US$163 per ounce. Net earnings were $518,090 or $0.03 per share, while cash flow from operations reached $11.9 million or $0.79 per share. At December 31, 2001, the Company had no long-term debt, it had $14.4 million in working capital and an unused credit facility of $5 million. The Company's production for 2002 is projected at 100,000 ounces of gold from the Hammerdown and Beaufor mines. To pursue its growth, Richmont Mines is always searching for other gold projects.

Jean-Guy Rivard,
President






For more information, contact:
Martin Rivard                      Telephone: (819) 797-2465
Executive Vice-President           Fax: (819) 797-0166


Trading symbol: RIC                Listings: Toronto - Amex
Website: www.richmont-mines.com


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DISCLOSURE  REGARDING  FORWARD-LOOKING  STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.


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